

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 11, 2017

Via E-mail
Sherif Foda
Chief Executive Officer
National Energy Services Reunited Corp.
777 Post Oak Blvd.
Houston, Texas 77056

> **Re: National Energy Services Reunited Corp.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2017**
> **File No. 333-217006**

Dear Mr. Foda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Financial Statements, page F-7

4. Private Placement, page F-12

1. We note your response to prior comment eight on the fair value of your private placement warrants. Please further explain your valuation analysis performed including the number of similarly structured SPAC's analyzed the date range of these transactions and the relevant industries. Additionally, explain if there was an adjustment to the fair value of the publicly traded warrants to the fair value of your private warrants for which no liquid trading market exists.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Barry I. Grossman, Esq.
        Ellenoff Grossman & Schole LLP